Championlyte Holdings, Inc.
                             3450 Park Central Blvd.
                            N. Pompano Beach, FL 33064

July 6, 2004

VIA EDGAR
Alex Shukhman, Esq.
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

      Re:      Championlyte Holdings, Inc.
               Withdrawal of Form SB-2
               File No. 333-105956

Dear Mr. Shukhman:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Championlyte Holdings, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 filed with the Commission on June 9, 2003 (SEC File No. 333-105956) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested based on Championlyte's present capital requirements for its operations and the lapse of its time requirements in its recent financing. Specifically, upon Championlyte's receipt March 1, 2004 of the SEC comments regarding the SB-2 Registration Statement, it determined the additional review period would be lengthy (thereby delaying the sale of shares in the registered offering) and it would be precluded from undertaking any private offerings of its securities while the registered offering was in the registration process with the SEC. Furthermore, Championlyte entered into financing agreements that required it to file a registration statement with the SEC to register such shares issued in the financing. The financing agreements required the registration statement to be declared effective by the SEC within a certain period of time which has aince passed and therefore Championlyte is renegotiating such financing agreements.

Furthermore, no securities have been sold regarding the Form SB-2 Registration Statement offering. The Registration Statement has not been declared effective by the Commission. Championlyte Holdings, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact the undersigned at (732) 409- 1212.

Very truly yours,

CHAMPIONLYTE HOLDINGS, INC.


By: /s/ David Goldberg
---------------------------------
        David Goldberg, President